[redacted]

11016609

7/a 6/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 25 2011
Washington, DC
110

SEC FILE NUMBER
8- ~~[illegible]~~

8-46964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 WOODCLIFF DRIVE
(No. and Street)

FAIRPORT	NEW YORK	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTORIA BACH-FINK — 585-267-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIZZO & DIGIACCO CPA'S, PLLC
(Name – *if individual, state last, first, middle name*)

698 MONROE AVENUE	PITTSFORD	NEW YORK	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/a 6/14

OATH OR AFFIRMATION

I, VICTORIA BACH-FINK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET FINANCIAL GROUP, INC., as of MARCH 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

CEO/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

FINANCIAL REPORTS
AT
MARCH 31, 2011

Rizzo & DiGiacco
CERTIFIED PUBLIC ACCOUNTANTS

Rizzo &
DiGiacco
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Wall Street Financial Group, Inc.:

We have audited the accompanying statement of financial condition of Wall Street Financial Group, Inc. as of March 31, 2011 and the related statements of income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying exhibits are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rizzo & DiGiacco CPA's

Pittsford, New York
May 16, 2011

Rizzo & DiGiacco, CPAs

Village Green Office Park • 69B Monroe Ave • Pittsford, NY 14534 • Tel 585.662.5046 • Fax 585.662.5153

www.rizzodigiacco.com

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF FINANCIAL CONDITION

March 31,	2011
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 480,833
Commission Accounts	427,087
Commissions Receivable	390,430
Total Current Assets	1,298,350
Property and Equipment - Net of Accumulated Depreciation	32,805
Total Assets	$ 1,331,155
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Accounts Payable and Accrued Expenses	$ 614,048
Stockholder's Equity	
Common Stock - No Par; 200 Shares Authorized, 110 Shares Issued and Outstanding	16,000
Capital in Excess of Par	193,692
Retained Earnings	507,415
Total Stockholder's Equity	717,107
Total Liabilities and Stockholder's Equity	$ 1,331,155

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF INCOME

Year Ended March 31,	2011
Revenues	
Commissions	$ 15,962,772
Licensing Fees	191,199
Interest Income and Other Revenue	940,505
Total Revenues	17,094,476
Expenses	
Commission Expense	14,152,608
Employee Compensation and Benefits	1,459,561
Regulatory Fees, Legal and Accounting, and Other Related Expenses	591,551
Other Expenses	639,467
Total Expenses	16,843,187
Income Before Provision for Taxes	251,289
Provision for Income Taxes	15,812
Net Income	$ 235,477
Net Income Per Share (Based Upon 110 Common Shares Outstanding)	$ 2,140.70

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Number of Shares	Common Stock	Capital In Excess of Par	Retained Earnings	Total Stockholder's Equity
Balance - April 1, 2010	**110**	**$ 16,000**	**$ 193,692**	**$ 400,638**	**$ 610,330**
Stockholder Distributions	—	—	—	(128,700)	(128,700)
Net Income	—	—	—	235,477	235,477
Balance - March 31, 2011	**110**	**16,000**	**193,692**	**507,415**	**717,107**

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CASH FLOWS

Year Ended March 31,		2011
Cash Flows from Operating Activities		
Net Income	$	235,477
Adjustments:		
Bad Debts		100
Depreciation		16,449
Changes:		
Commissions Receivable		(54,367)
Accounts Payable and Accrued Expenses		12,854
Net Cash Flows from Operating Activities		210,513
Cash Flows from Investing Activities		
Capital Expenditures on Fixed Assets		(9,477)
Cash Flows from Financing Activities		
Stockholder Distributions		(128,700)
Net Change in Cash and Cash Equivalents		72,336
Cash and Cash Equivalents - Beginning of Year		835,584
Cash and Cash Equivalents - End of Year	$	907,920
Cash Paid During the Year for:		
Income Taxes	$	15,812

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended March 31,		2011
Balance - Beginning of Year	$	—
Increases		—
Decreases		—
Balance - End of Year	$	—

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies

Nature of Business

Wall Street Financial Group, Inc. was incorporated in the State of New York on April 8, 1992. On April 1, 2007 the Company elected to become an S Corporation. The Company is a broker/dealer registered with the Securities Exchange Commission (SEC) and specializes in financial planning. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in all states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are located throughout the United States.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred. Financial statements are prepared in accordance with generally accepted accounting principles and the AICPA Industry Audit and Accounting Guide, *Brokers and Dealers in Securities.*

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

Commission Accounts

Commission accounts represent cash and cash equivalents segregated in various brokerage accounts.

The Company has cash accounts with two security firms which include required reserve accounts totaling $125,000.

Commissions Receivable

The Company has not recorded an allowance for commissions receivable since, in the opinion of management, such amounts are fully collectible. Losses from uncollectible commissions receivable are recorded when management deems they are uncollectible, greater than 30 days outstanding.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for using straight-line and declining balance methods over the following estimated useful lives:

Furniture and Fixtures	5 - 10 Years
Office Equipment	5 - 7 Years

Commission Revenue and Expenses

The Company's fee for executing a trade is reported as commission revenue on a trade date basis. Commissions earned but not received are accrued on the trade date. Commission expense represents the portion of the trade paid to the registered representative and is accrued on the trade date.

- continued -

Note A - Summary of Significant Accounting Policies - continued

Income Taxes

The Company has elected to be treated as an "S" corporation for both Federal and New York State income tax reporting purposes. As a result of this election, the profit and loss of the Company is reported on the stockholder's individual income tax return. The Company adopted the provisions of ASC Topic 740-10-50 (formerly FASB Interpretation No. 48), *Accounting for Uncertainty in Income Taxes,* on April 1, 2009. As of March 31, 2011, the Company has not recorded any provisions for accrued interest and penalties related to uncertain tax positions. By statute, tax years 2008 through 2010 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Fair Value Measurement

The Company follows the provisions of ASC Topic 820-10 (formerly SFAS No. 157), *Fair Value Measurements.* This statement establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC topic 820-10 are described below:

- Level 1 – Valuations based on quoted market prices in active markets for identical assets or liabilities that the Organization has the ability to access.

  All of the Company's investments are valued utilizing level 1 inputs.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

  The Company has no assets or liabilities that are valued utilizing level 2 inputs.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  The Company has no assets or liabilities that are valued utilizing level 3 inputs.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note A - Summary of Significant Accounting Policies - continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Note B - Property and Equipment

Property and equipment consisted of the following:

March 31,	2011
Furniture and Fixtures	$ 37,944
Office Equipment	124,410
	$ 162,354
Less: Accumulated Depreciation	129,549
Net Property and Equipment	$ 32,805

Depreciation expense for the year ended March 31, 2011 was $16,449.

Note C - Operating Leases

The Company leases office space at 255 Woodcliff Drive in Fairport, New York. The lease requires monthly payments of $7,720 plus taxes for a term of 72 months, expiring in November, 2014.

The future minimum lease payments for the years succeeding March 31, 2011 are as follows:

2012	2013	2014	2015	Total
$92,640	$92,640	$92,640	$61,760	$339,680

Rental Expense for the year ended March 31, 2011 was $100,115.

Note D - Net Capital

The Company is required to maintain a minimum net capital balance of $100,000 in accordance with the rules of the Securities and Exchange Commission. At March 31, 2011, the Company's excess net capital, computed in accordance with the rules, amounted to $537,128.

Note E - Retained Earnings

On April 1, 2007 the Company elected to become an S Corporation. At March 31, 2011, retained earnings related to the C Corporation and S Corporation are $225,311 and $282,104, respectively.

Note F – Related Party Transactions

The Company engages in broker/dealer transactions with an entity related by common ownership. Total revenues related to these transactions amounted to $18,986 for the year ended March 31, 2011. Total expenses related to these transactions amounted to $17,088 for the year ended March 31, 2011. There were no amounts due to or from the related entity at March 31, 2011.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

NOTES TO FINANCIAL STATEMENTS

Note G – Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2011 and May 16, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. No such events or transactions were noted.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

Exhibit I

STATEMENT OF NET CAPITAL COMPUTATION

For the Year Ended March 31,	2011
Total Assets	$ 1,331,155
Less: Liabilities	(614,048)
Net Worth Before Deductions	717,107
Deductions and/or Charges to Net Worth:	
Total Non-Allowable Assets	74,890
Deferred Tax Provisions	—
Total Deductions and/or Charges to Net Worth	74,890
Net Capital Before Haircuts	642,217
Haircuts:	
2% Money Market E & O	2,836
2% Money Market Savings	2,247
2% Money Market LIC	6
2% House Account MF or Stk or Balance	—
Total Haircuts	5,089
Net Capital	$ 637,128
Minimum Net Capital Required **6-2/3% of Aggregate Indebtedness of $614,048**	$ 40,957
Required Minimum Net Capital	$ 100,000
Excess Net Capital	
Net Capital, Per Above	637,128
Minimum Net Capital, Per Above	100,000
Excess Net Capital	$ 537,128
Excess Net Capital at 1000% **($637,128 Less 10% of $614,048)**	$ 575,723
Computation of Aggregate Indebtedness	
Percentage of Aggregate Indebtedness to Net Capital $614,048 / $637,128	96%

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

Exhibit II

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17a5 FOR THE YEAR ENDED MARCH 31, 2011

Unaudited Capital Computation	$	637,128
Regulatory Fees, Legal and Accounting, and Other Related Expenses		—
Commission Expense		—
Audited Capital Computation	**$**	**637,128**

The accompanying notes are an integral part of these financial statements.

Rizzo & DiGiacco
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors of
Wall Street Financial Group, Inc.

In planning and performing our audit of the financial statements of Wall Street Financial Group, Inc. (the Company), as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities of safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

■ Rizzo & DiGiacco, CPAs ■

Village Green Office Park • 69B Monroe Ave • Pittsford, NY 14534 • Tel 585.662.5046 • Fax 585.662.5153

www.rizzodigiacco.com

Because of the inherent limitations in internal control or the practices and procedures referred to above, fraud may occur and not be detected. Also, projections of any evaluations of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those in charge with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rizzo & DiGiacco CPA's

Pittsford, New York
May 16, 2011

Rizzo &
DiGiacco
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Wall Street Financial Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Wall Street Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wall Street Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wall Street Financial Group, Inc.'s management is responsible for Wall Street Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rizzo & DiGiacco CPA's

Pittsford New York
May 16, 2011